Exhibit 99.1

Obsidian Energy Announces Closing of the Operated Pembina Asset Sale for
~ $320 million

•
Provides Update on Syndicated Credit Facility

CALGARY, April 7, 2025 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that we have closed our previously announced divestiture of our operated Pembina assets (the “Pembina Assets”) to InPlay Oil Corp. (“InPlay”) (TSX – IPO) (collectively, the “Transaction”). The Company retained our non-operated holdings in the Pembina Cardium Unit #11.

Total consideration received from InPlay was approximately $320 million in three components with an effective date of December 1, 2024, as follows:

•
$220 million in cash, which was reduced to $211 million after interim closing adjustments (the “Cash Proceeds”);
•
$85 million of InPlay common shares (54.8 million common shares of InPlay (the “InPlay Shares”) at $1.55 per InPlay Share, which is equal to the offering price per InPlay Share under InPlay’s previously announced and completed bought deal financing for the purposes of funding of the Transaction); and
•
InPlay’s 34.6 percent working interest in the Willesden Green Cardium Unit #2 (“WGCU#2”) oil field, bringing Obsidian Energy’s ownership of WGCU#2 to 99.8 percent. The additional interest is estimated by Obsidian Energy to be valued at $15 million.

“We’re pleased to have successfully completed this strategic asset rationalization as we continue to focus on growing our Peace River asset,” said Stephen Loukas, Obsidian Energy’s President and CEO. “Furthermore, the completion of this Transaction allows us to pay down our debt, thereby improving Obsidian Energy’s leverage ratio and overall liquidity position. Additionally, we are well positioned to garner additional value via future share price appreciation from our InPlay share position as we anticipate the successful integration and further development of the Pembina Assets will increase the value of InPlay’s shares.”

In connection with the completion of the Transaction and pursuant to the terms of an investor rights agreement between Obsidian Energy and InPlay, each of Stephen Loukas and Peter Scott, Obsidian Energy’s Senior Vice President and CFO, were appointed to the board of directors of InPlay.

CREDIT FACILITY UPDATE

In association with the closing of the Transaction, the Cash Proceeds were used to pay down the Company’s debt, leaving approximately $30 million drawn on our reduced $235 million syndicated credit facility (the “Credit Facility”) with Royal Bank of Canada, Bank of Montreal and ICBC Standard Bank Plc. In conjunction with the Transaction, we completed our semi-annual borrowing base redetermination, resulting in both the revolving period and maturity dates under the Credit Facility being extended by a year to May 31, 2026, and May 31, 2027, respectively.

EARLY WARNING DISCLOSURE

Immediately prior to the Transaction, the Company did not beneficially own or exercise control over any InPlay Shares. Immediately after completion of the Transaction, Obsidian Energy owns 54,838,709 InPlay Shares, representing approximately 33 percent of the issued and outstanding InPlay Shares. The Transaction did not occur through any stock exchange or other securities market. The InPlay Shares were acquired as partial consideration for the disposition of the Pembina Assets at a deemed price of $1.55 per InPlay Share for an aggregate deemed purchase price of approximately $85 million. Obsidian Energy obtained the InPlay Shares for investment purposes and may, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction over securities of InPlay through market transactions, private agreements or otherwise. Subject to a six-month hold period1, the Company will evaluate various opportunities to realize additional value for Obsidian Energy shareholders.

An early warning report will be electronically filed with the applicable securities commission in each jurisdiction where InPlay is a reporting issuer and will be available on InPlay’s SEDAR+ profile at www.sedarplus.ca. For further information or to obtain a copy of the early warning report, please contact our Senior Vice President and Chief Financial Officer at (403) 777-2500 or Investor.Relations@obsidianenergy.com. InPlay’s head office is located at Suite 2000, 350 7 Avenue S.W., Calgary, Alberta T2P 3N9.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the anticipated benefits of the reduction in the Company’s debt and Credit Facility; the Company’s financial position following completion of the Transaction; expectations regarding the Company’s InPlay share position, including anticipated share price appreciation; the Company’s monetization options for the InPlay Shares, the value of the WGCU#2; and the Company’s expectations for its Peace River assets, including growth potential.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy, including: that other than the tariffs that have been announced, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; Obsidian Energy’s views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates; Obsidian’s views on InPlay’s financial condition and prospects; the availability of cash or other financing sources to fund repurchases of common shares under the NCIB and our ability to comply with applicable terms and conditions under the Company’s debt agreements; the existence of alternative uses for Obsidian Energy’s cash and other financial resources;. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to: the risk that (i) the U.S. and Canadian increases the rate or scope of announced tariffs, or imposes new tariffs on the import of goods from one country to the other, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed by the U.S. on other countries and responses thereto could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural

1 Hold period may be shortened in certain circumstances.

gas industry and the Company; competing demands for our financial resources; Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; the Company may not realize the benefits anticipated from its InPlay share position; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in the Company’s Annual Information Form (see “Risk Factors” and “Forward-Looking Statements” therein) for the year ended December 31, 2024, which is available on the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy’s website..

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com